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                                                                    Exhibit 99.1


IDT RESPONDS TO NET2PHONE'S INDEPENDENT COMMITTEE

Friday July 8, 8:30 am ET

NEWARK, N.J.--(BUSINESS WIRE)--July 8, 2005--The independent committee of the Board of Directors of Net2Phone (NASDAQ: NTOP - News) received yesterday the response by IDT to the letter delivered to IDT on July 6, 2005, by the Independent Committee of the Board of Directors of Net2Phone. The response was contained in a letter from Abbe Dienstag of Kramer Levin Naftalis & Frankel LLP, legal counsel to IDT, to the independent committee's legal counsel, Stephen Fraidin of Kirkland & Ellis LLP.

If a tender offer of Net2Phone shares is commenced, stockholders are urged to read Net2Phone's solicitation/recommendation statement on Schedule 14D-9, which would be filed with the Securities and Exchange Commission (SEC), because it will contain important information. Investors can obtain a free copy of the solicitation/recommendation statement and any amendments to that statement, if and when available, and all other filings by Net2Phone with the SEC at www.sec.gov.

The letter stated:

"Dear Steve:

         Ira Greenstein, president of our client IDT Corporation, is in receipt of your letter of July 6, 2005 and has asked that we respond.

         Representatives of IDT would be pleased to meet with the independent committee of the board of directors of Net2Phone, Inc. and its advisors to discuss IDT's offer to acquire the shares of Net2Phone not already owned by IDT and its affiliates. Please let us know when the committee would be prepared to convene such a meeting, so that we can schedule a mutually convenient time.

         On behalf of IDT we advise the committee that IDT is not interested in selling its shares in Net2Phone to a third party.

                                                  Sincerely yours,

                                                  Abbe Dienstag"


About Net2Phone

Net2Phone provides VoIP PacketCable, SIP and wireless solutions around the world. As a leader in turn-key hosted VoIP telephony services, Net2Phone has routed billions of VoIP minutes globally, servicing more than 100,000 users in the US as well as hundreds of thousands of more overseas. Net2Phone provides partners with a SIP-based broadband telephony solution, calling cards, prefix dialing and enterprise services in over 100 countries. Net2Phone's PacketCable platform provides cable operators with the ability to deliver a high quality primary line-type service with features such as emergency calling. For more information about Net2Phone's products and services, please visit www.net2phone.com.

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This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve risks and uncertainties and actual results could differ materially from those discussed in the forward-looking statements. For this purpose, any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Certain factors may affect the Company's results, including those discussed in this Press Release and in the Company's filings with the Securities and Exchange Commission. All forward-looking statements and risk factors included in this document are made as of the date hereof, based on information available to the Company as of the date thereof, and the Company assumes no obligation to update any forward-looking statement or risk factors.